

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

March 13, 2008

John R. Considine
Chief Financial Officer
Becton, Dickenson and Company
1 Becton Drive
Franklin Lakes, NJ 07417-1880

> **RE:** **Becton, Dickenson and Company**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Filed November 23, 2007**
> **File No. 001-04802**

Dear Mr. Considine:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief